SCAN TO VIEW MATERIALS & VOTE

HITEK GLOBAL INC.
UNIT 304, NO. 30 GUANRI ROAD, SIMING DISTRICT
XIAMEN CITY, FUJIAN PROVINCE, PEOPLE'S REPUBLIC OF CHINA

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V28100-Z86785

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

HITEK GLOBAL INC.

The Board of Directors recommends voting FOR the following proposals:	**For**	**Against**	**Abstain**
1. To approve, as an ordinary resolution, the re-appointment of Mr. Shenping Yin as a director of the Company to hold office until the next Annual General Meeting;	☐	☐	☐
2. To approve, as an ordinary resolution, the re-appointment of Ms. Xiaoyang Huang as a director of the Company to hold office until the next Annual General Meeting;	☐	☐	☐
3. To approve, as an ordinary resolution, the re-appointment of Mr. Lawrence Venick as a director of the Company to hold office until the next Annual General Meeting;	☐	☐	☐
4. To approve, as an ordinary resolution, the appointment of Mr. Weijun Wang as a director of the Company to hold office until the next Annual General Meeting;	☐	☐	☐
5. To approve, as an ordinary resolution, the appointment of Mr. Shuiqing Huang as a director of the Company to hold office until the next Annual General Meeting;	☐	☐	☐
6. To confirm, ratify and approve, as an ordinary resolution, the re-appointment of Wei, Wei & Co., LLP as the Company's independent registered public accounting firm for the year ending December 31, 2023;	☐	☐	☐
7. To approve, as an ordinary resolution, the re-designation and re-classification of shares of the Company that the currently issued 14,392,364 ordinary shares of par value of US$0.0001 each in the Company be and are re-designated and re-classified into 6,200,364 Class A ordinary shares of par value US$0.0001 each with 1 vote per share (the "Class A Ordinary Shares") and 8,192,000 Class B ordinary shares of par value US$0.0001 each with 15 votes per share (the "Class B Ordinary Shares") on a one for one basis as set out in the Notice of 2024 Annual General Meeting; and	☐	☐	☐
8. To approve, as a special resolution, the adoption of the Second Amended and Restated Memorandum and Articles of Association of the Company as set forth in Appendix A to this notice (the "Second Amended and Restated Memorandum and Articles of Association") in substitution for the Amended and Restated Memorandum and Articles of Association of the Company currently in effect, to reflect the dual-class share structure and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If an entity, please sign in the full entity name, by a duly authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the 2024 Annual General Meeting:
The Notice and Proxy Statement and Articles of Association are available at www.proxyvote.com.

V28101-Z86785

HITEK GLOBAL INC.
2024 Annual General Meeting
February 5, 2024
9:00 a.m., Eastern Time

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF HITEK GLOBAL INC.

The undersigned shareholder of HITEK GLOBAL INC., a Cayman Islands company (the "Company"), hereby acknowledges receipt of the Notice of 2024 Annual General Meeting (the "Meeting") and the Proxy Statement, each dated January 11, 2024, and hereby appoints, if no person is specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting to be held on February 5, 2024, at 9:00 a.m., Eastern Time, at Unit 304, No. 30 Guanri Road, Siming District, Xiamen City, Fujian Province, People's Republic of China, or at any adjournment thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the Meeting, all as set forth in the Notice of the Meeting and in the Proxy Statement furnished herewith.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted "FOR" Proposals No. 1–8 and in the discretion of the proxy with respect to such other business as may properly come before the meeting.

Continued and to be signed on reverse side